Exhibit 4.1

English Translation

Ministry of Economic Development

Record of Agreement

Today, October 10, 2013, at the offices of the Ministry of Economic Development, represented by State Undersecretary Prof. Claudio De Vincenti, with the presence of the Ministry of Labor and Social Policy, represented by State Undersecretary Prof. Carlo Dell’Aringa and representatives of the regions of Puglia and Basilicata, the following agreement has been discussed and agreed to by:

•	Ministry of Economic Development

•	Ministry of Labor and Social Policy

•	INVITALIA

•	Region of Puglia

•	Region of Basilicata

•	Natuzzi S.p.A.

•	Confindustria

•	CGIL

•	CISL

•	UIL

•	FILLEACGIL

•	FILCACISL

•	FENEAL UIL

•	FILCAMS CGIL

•	FISASCAT CISL

•	UILTUCS UIL

•	Trade Union Representatives (Rappresentanza Sindacale Unitaria)

•	Corporate Auditors Representatives (Rappresentanza Sindacale Aziendale)

Whereas

a)	Natuzzi S.p.A. is the largest Italian company in the furniture industry; a world leader in the leather sofa sector, which exports 90% of its sales to 123 countries and is quoted on Wall Street since 1993.

The Natuzzi Group (of which Natuzzi SpA is the head) controls the entire production chain, the management of raw materials (leather and polyurethane foam, which is produced by a subsidiary of the Group) for the design, production, distribution and after sales services.

Natuzzi has an internal research and development function for the purposes of innovation, based in Santeramo in Colle (BA), produces products at its sites in Matera Iesce (MT), Ginosa (TA), Laterza (TA), Santeramo Iesce (BA ), and has a logistics hub in Matera La Martella (MT).

b)	The current crisis, which has affected the entire Italian industrial market, has been particularly severe for the Wood & Furniture sector in which the Company operates, and of which it is the leader.

As part of this general crisis, the Murgiano furniture district continues to lose turnover and employment with serious repercussions on the region—one of the jewels of “Made in Italy” production, that as recently as 2003 produced €2.2 billion, representing 55% of Italian production and close to 11% of production worlwide—is in a deep crisis.

This has essentially occured for the following primary reasons:

•	the negative trend in the real estate sector has direct and immediate impact on the sale of furniture;

•	durable goods, which include also the Natuzzi products are even more affected by the slowdown in consumer spending;

•	the effects of globalization and the new challenges arising from the aggressive tactics of emerging countries (fierce competition);

•	the strong appreciation of the euro against other currencies;

•	the most severe financial and economic crisis of the last eighty years;

•	improper competition practices.

The general climate of distrust that has arisen in all world markets has heavily affected consumption and investment, so as to represent the true new threat to both western economies and emerging markets.

c)	The scenario, in terms of balance sheet data, from 2002 to date has seen the Natuzzi Group suffer a downturn in revenue and consequent reduction in net income, incurring repeated annual losses. The decline in volumes led to a substantial drop in sales revenues that has continued from 2005 until today.

d)	Since 2003, in order to confront these serious competitive attacks (including a loss of competitiveness of Italy and Europe compared to emerging markets), the Company has responded with a commercial, production and management strategy that has been supported by important and significant investments in excess of €420 million. In particular, the strengthening of the Natuzzi brand at the medium to high end of the market has created the conditions for the greatest possible defense of Italian production from aggressive and ongoing price competition. The middle of the market segment has been covered by the Leather Editions brand of products abroad. From the point of view of product innovation, the Company has continued to invest in and support industrial creativity, developing innovation initiatives related to process, products and materials. Lastly, the reorganization plan that has been in place since October 16, 2011 and that expires on October 15, 2013, has placed priority on the objective of recovering the competitiveness of the Company through additional investments in marketing and retail to support the brand and increase sales, but unfortunately, they have witnessed ongoing declines that have impacted negatively on production volumes.

e)	The initiatives undertaken so far have not produced the desired results. The efforts undertaken for organization and investments have not restored competitiveness and therefore the Company continues to lose market share, to see decreasing revenues and to generate losses. Improper forms of competition are gradually damaging Natuzzi and the entire upholstered furniture district in the Murgia area, and more generally, “Made in Italy” production.

f)	Since 2004, the Company has accessed the CIGS in order to manage surplus employment that has gradually increased with the ongoing expectation that the foregoing factors would be mitigated. Unfortunately the succession of factors during the crisis and the last decade and overstaffing have presented increasing structural difficulties. The Company believes, therefore, that it can no longer delay undertaking a reorganization of the Company and the launching of a Strategic Plan that identifies in the medium term those elements that are necessary for restoring the competitiveness of the Natuzzi brand.

g)	Against the backdrop of the foregoing factors, the Natuzzi Group has prepared a Strategic Plan – presented to the trade unions on July 1, 2013 at the offices of Confindustria in Rome, and on July 5, 2013 at the Ministry of Economic Development – to assure the safeguarding of the Company’s Italian activities and their subsequent recovery. In particular, the Plan provides for:

•	the rationalization of Italian production and logistics;

•	the cessation of activities at the sites of Ginosa and Matera La Martella;

•	the cessation of certain production activities at the Matera Iesce site;

•	the reorganization of the Laterza area;

•	innovative intervention in the production process with the extension of moving line production processes; and

•	the rationalization of administrative processes in central headquarters.

h)	The Strategic Plan – as set forth at Attachment A, which forms an integral part of this agreement, has as its main objective the recovery of the competitive position of the Natuzzi brand through a significant reduction of production costs. This objective is achievable through:

•	the achievement of planned levels of productivity of at least 92%; and

•	a significant reduction in the cost of labor.

i)	The implementation of the Strategic Plan calls for a workforce within Natuzzi’s Italian operations of 1,134 employees compared to the current 2,860 employees, resulting in a structural surplus of 1,726 employees, consisting of 1,580 employees involved in production and 146 in administration. For these structural redundancies, the Company launched a layoff procedure (procedura di mobilità) pursuant to Law 223/91 beginning on July 2, 2013.

j)	Following the beginning of the layoff procedure, the Parties hereto met on July 5, 15, 17, 22, 25 and 26, 2013, on August 1, 2013, on September 16 and 23, 2013 and on October 3, 2013. On those dates the Company, inter alia, explained the Strategic Plan in detail and provided a deeper understanding of the items covered by the document and gave further explanation for the circumstances that led to the overstaffing and the technical, organizational and productive reasons for which the Company has insisted it can no longer avoid implementing layoffs.

Now therefore, in light of the foregoing, the Parties agree as follows

1.	The recitals form an integral and inseparable part of this agreement.

2.	Within the first week of November 2013 the Parties will open negotiations – that shall be concluded within December 2013 – aimed at identifying the actions necessary to achieve the objectives referred to in paragraph h) of the recitals. In this regard the Parties, in order to coordinate discussions with the unions and meet the timelines set forth above, agree on the need to establish trade union coordination with Natuzzi by the end of October 2013.

3.	For the purposes of implementing the industrial reorganization, the Company will proceed with the following reorganization plan:

•	Cease production activities at the Ginosa plant by the end of November 2013 with the closure of the plant.

•	Reallocation of production of “Collections” to the Iesce Santeramo site and the removal of leather cutting from that site and reallocation of those activities to the plant in Laterza. The implementation of these actions will take place beginning the second week of November 2013 and will conclude at the end of that month.

•	Revision of the procurement process and delivery of accessories, which will run from the first week of November 2013 and will end by the end of the same month.

•	Transfer of warehouse activities from the La Martella logistics hub to at the premises of Laterza, Iesce Santeramo and Iesce Matera. The transfer will take place from the first week of November 2013 and the closing of the La Martella logistics hub will take place by April 2014.

•	Rationalization of leather and fabric cutting activities at the hub in Laterza, specifically:

•	integration of the stages of preparation and skin inspection,

•	moving fabric cutting and stitched covering to site of leather cutting,

•	integration of nesting, automatic cutting, microphase and enrichment activities;

•	moving sewing coverings activity to Iesce Santeramo

these measures will be implemented beginning from the third week of October 2013 and will be completed by the end of 2013.

•	All revisions in the production process and the implementation of the moving line will begin from the second week of November 2013.

•	With reference to the corporate and services areas, reorganization activities will begin from the first week of November 2013, with conclusion of those activities anticipated by the end of the first quarter of 2014, in order to achieve the rationalization objectives envisaged in the strategic plan.

A)	INVESTMENTS

4.	During the next five years, with the aim of developing the business of the Natuzzi Italia brand and safeguarding Italian production, the following investments and interventions on the part of the Group shall be deemed necessary:

•	Marketing, communications and the expansion of the commercial network in emerging markets and those that are most important for strengthening the brand and Made in Italy worldwide.

•	Product innovation. In this context, the company is deeply involved in a complex research and innovation project that provides for the creation of innovative and technologically advanced products designed to strengthen the Natuzzi brand in the high segments of the market.

•	Process innovation in logistics/production. In this context, the Company intends to transform the industrial process from the current “Isles of Production” system to a production system based on moving line principles and “Lean production” techniques.

•	Training of personnel. In this context, in order to support the full implementation of the strategic plan both on the industrial and commercial fronts, the Company shall undertake significant investments in training its personnel.

The detail on the amounts to be invested on these initiatives is included at Attachment B, which forms an integral part of this agreement.

B)	MANAGEMENT PLAN FOR EXCESS STAFF

5.	In order to limit the impact on employment, the Company plans to reformulate its industrial operations to incorporate the production of its new recliner, which will be produced at the Iesce Matera plant. This production, which will be launched in 2014, will allow for the potential and gradual reabsorption of up to 200 employees working inside the Italian productive hub.

6.	With reference to the corporate area and in consideration of the aforementioned project, the gradual reabsorption of up to 20 of the 146 employees that are subject to layoffs is foreseen. With respect to the corporate area, the Company will promote active labor market policies, such as outplacement, outsourcing (including in connection with a reduction in the vertical integration of the production process), foreign transfers, internal professional retraining and recourse to part-time work on a voluntary basis.

7.	In light of the foregoing points, and in connection with the implementation of the aforementioned projects, the structural redundancy of 1,726 employees shall be reduced to 1,506 employees, of which 1,380 will be from the production area and 126 will be from corporate area.

8.	The Parties, in light of the serious social and economic crisis and the consequent decline of businesses in the upholstered furniture district in general, and of Natuzzi in particular, agree on the need to take action on areas of negotiation that are closely related and considered an essential precondition for both the safeguarding and recovery of Natuzzi, as described in the Strategic Plan, as well as for the management of potential declines in employment and the related social impact.

The extent and complexity of managing the structural redundancy of labor require the launching of an integrated project with the involvement of Natuzzi, institutional bodies, the Ministry of Economic Development, the Ministry of Labor, the regions, local authorities and trade unions and employers’ associations.

In order to respond proactively and effectively to addressing the oversupply of labor and to contribute to a realistic prospect for the re-industrialization of the District, Natuzzi commits, upon the satisfaction of the following conditions, to carry out a project intended to return production of the Leather Editions brand that is currently produced in the Group’s Romanian factors to Italy for sale in the EMEA market.

The Leather Editions brand is aimed at the middle segment of the market. The brand, launched in 2010, has seen a trend of development that will likely see 2013 sales volumes reach a total of about €50 million. On this basis, the Company has developed a business plan for the European market that foresees growth in sales volumes up to about €100 million in 2018.

On the basis of these commercial projections a project for production reentry in the district will take place through the implementation of a business model that will rely on a lower degree of vertical production of the supply chain, logistics and production.

In particular, Natuzzi plans to outsource the production of the aforementioned product line to third parties that demonstrate an interest in those business opportunities that are offered by the Group and that are capable of operating under competitive conditions and profitability conditions set by the Group, while complying with applicable law and national collective bargaining agreements.

Under this new business model, Natuzzi will continue to ensure investments in marketing and communications, research and commercial development relating to the Leather Editions brand, while the third party businesses will be asked to guarantee industrial production up to specified quality standards and in line with costs that will be defined during the contractual stage.

Natuzzi anticipates the signing of commercial agreements – tied to the duration of the 2014/2018 business plan – with the aforementioned businesses, which will be free of any exclusivity, provided that the business does not act in conflict with the commercial interests of the Natuzzi Group and subject to the conditions of competitiveness mentioned above.

For the realization of this project, Natuzzi will rely on a specialized research firm dedicated to identifying entrepreneurs that are ready to invest in the project. The same firm will be asked to take responsibility for defining a business plan and operating model, addressing the start-up phase and meeting with the unions in different phases of the project. In addition, Natuzzi is available to encourage initiatives referred to above or in abandoned sites or those that are held for disposal, and priority will be given to the plants of Ginosa and La Martella and San Teramo. The steps of the project can be broken down according to the following phases:

•	Feasability study with proposal for operating model within November 2013.

•	Scouting and identifying expressions of interest from entrepreneurs within January 2014.

•	Start-up of the new businesses within May 2014.

•	Production and relocation of employees as foreseen by individual business plans within October 2014.

9.	To further limit the impact of unemployment in the district, Natuzzi foresees the possibility of facilitating the establishment of businesses in the area that can provide Natuzzi with furnishings accessories and that would fall within the extension range of furnishings, on the same business conditions that are contemplated by the preceding paragraph.

In addition, the Company is willing to help spur additional reindustrialization initiatives in the territory by making unused plants and equipments available on terms to be defined and under favorable economic conditions.

The Company will encourage the development of active labor market policies in order to assist in identifying solutions for redundant workers, through outplacement on a collective and individual basis, as well as the implementation of retraining programs with the support of local organizations, as provided in paragraph 14.

The realization of the reindustrialization of the district can take as an essential reference point the ability to access, in accordance with current rules, the benefits provided for by the Agreement on the Program for the Murgia Area signed by all institutional and social parties and the additional tools available at the local level.

10.	Given the importance, the complexity and the timeframe for realizing the projects for the management of redundant employees, a committee (cabina di regia) shall be established as contemplated by this agreement, which will involve the Company, trade unions, government, regions, local entities and employers’ associations that will support and facilitate entrepreneurial initiatives with all the tools necessary to encourage the contemplated start-ups. The committee shall meet at least once every two months for the purposes of monitoring the status of the project.

C)	IMPLEMENTATION OF THE PLAN FOR THE MANAGEMENT OF SURPLUS EMPLOYMENT

11.	For the management of the Strategic Plan and the reorganization described above, Natuzzi S.p.A. will present to the competent Ministry an application for the extension of the CIGS for a corporate reorganization for redundant employees. The extension will be required for a period of twelve months commencing on October 16, 2013 in favor of a maximum number of 2,000 employees. Therefore the layoff process commenced on July 2, 2013 shall be undertaken solely on a voluntary basis.

12.	With respect to those matters that are related to the management of the CIGS period discussed in the preceding paragraph (mode of rotation, wage disbursement, departure incentives) references is made to the agreement between the Parties, and signed in the context of the present agreement, and the agreement signed on October 10, 2013 before the Ministry of Labor and Social Policy.

D)	OBLIGATIONS OF THE INSTITUTIONS

13.	The Ministry of Economic Development and Invitalia undertake to evaluate the use of suitable tools (development contracts and/or other) to support, in the context of the rules currently in force, investments that are consistent with the lines of the Strategic Plan discussed in the preceding paragraphs. To this end, already in the next few weeks, special meetings are foreseen to begin the examination of those projects that are already in an advanced stage. These tools are essential to achieving the goals of the strategic plan and managing redundant employees as well as the reindustrialization of the upholstered furniture district. The Ministry of Economic Development further undertakes to evaluate the possiblity of instruments that might encourage energy-intensive companies on the basis of existing legislation.

14.	The Regions of Puglia and Basilicata confirm their obligation of evaluating new industrialization projects as contemplated by paragraph b) of the recitals for the purpose of supporting the objectives of the plan and supporting their realization. For those purposes, they shall make themselves available to define, in the shortest time possible, including within the context of the Agreement on the Program for the Murgia Area, potential support for investments for the new entrepreneurial initiatives on the basis of tools available to them at the local level.

15.	The Regions of Puglia and Basilicata confirm their availability to evaluate and subsequently support, to the extent permitted by the current regulations, the training plans that must necessarily accompany the process of industrial and commercial reorganization and transformation. In this regard, the Region of Puglia confirms its availability to include training plans for Natuzzi, where compatible, in those initiatives that are contemplated for continuing education for corporations in crisis.

At the same time the Regions of Puglia and Basilicata will make themselves available to encourage, within the limits of what is permitted under current rules and regulations, a possible reduction of operating costs (cost of transport, and commodities in general) which have a more than marginal impact on the cost of industrial production.

16.	The Region of Puglia also confirms its commitment to opposing any activites promoting unfair competition, through action plans developed by the Interforce Inspection Group, which was established for this purpose. In this respect, the Memorandum of Understanding signed with the Inspection Bodies of the INPS, INAIL, Regional Directorate for Labor, the Guardia di Finanza, the Carabinieri’s Labor Inspection Team, police and the prefectures of Puglia, in agreement with other societal organizations, provides for the implementation of joint inspection plans aimed at counteracting these practices in the Murgia area.

The following documents are attached to this Agreement:

Extract from the Strategic Plan objectives (Attachment A)

Investment plan (Attachment B)

Read, confirmed and signed

Rome, October 10, 2013

•	Ministry of Economic Development

•	Ministry of Labor and Social Policy

•	INVITALIA

•	Region of Puglia

•	Region of Basilicata

•	Natuzzi S.p.A.

•	Confindustria

•	FILLEA CGIL

•	FILCA CISL

•	FENEAL UIL

•	FILCAMS CGIL

•	FISASCAT CISL

•	UILTUCS UIL

•	Trade Union Representatives (Rappresentanza Sindacale Unitaria)

•	Corporate Auditors Representatives (Rappresentanza Sindacale Aziendale)

Attachment A

NATUZZI GROUP

Plan for Safeguarding the Italian Hub

Cost of industrial transformation of the Italian plants

Italian plants 2012 – €0.92 per minute

Italian plants 2018 – €0.61 per minute

Objective for Safeguarding Italian Hub – €0.50 per minute

€0.92 →	New Industrial Arrangement

Productive Efficiency (92%)

Commercial Investments

Volume Impact                                         →€0.61

Effect of reduction in labor costs

                                                     →€0.50

The selling prices of the 2014/2015 collection already incorporate a cost per minute of €0.63.

Attachment B

NATUZZI S.P.A. INVESTMENT PLAN 2014-2018 (in millions of euros)

	2014	2015	2016	2017	2018	Total Investment
COMMERCIAL AREA	25.2	30.3	33.8	38.1	43.2	170.6
RESEARCH AND DEVELOPMENT AREA	6.5					6.5
DEVELOPMENT AND AUTOMATION OF PRODUCTION	38.7	0.315	9.355	0.195	9.355	57.92
FORMATION AND TRAINING OF PERSONNEL	3.35	1.19	1.58	0.69	0.69	7.5
TOTAL INVESTMENT	73.75	31.805	44.735	38.985	53.245	242.52